Exhibit 99.2

CAESARSTONE SDOT-YAM LTD.

PROXY FOR A SPECIAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON FEBRUARY 13, 2014
THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS (“BOARD”)

The undersigned hereby constitutes and appoints Yosef Shiran, Yair Averbuch and Michal Baumwald Oron and each of them, the true and lawful attorneys, agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote, on behalf of the undersigned, all of the ordinary shares of Caesarstone Sdot-Yam Ltd. (the "Company"), held of record in the name of the undersigned at the close of business on Monday, January 13, 2014, at a Special General Meeting of Shareholders of the Company (the "Meeting") to be held at the offices of the Company, at Kibbutz Sdot-Yam, MP Menashe 37804, Israel, on Thursday, February 13, 2014 at 5:00 p.m. (Israel time), and at any and all adjournments or postponements thereof on the following matter, which is more fully described in the Notice of Special General Meeting of Shareholders (the "Notice") and Proxy Statement, dated January 16, 2014, relating to the Meeting (the "Proxy Statement").

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no instructions are indicated with respect to a specific proposal or all proposals described below, this Proxy will be voted (i) “FOR” proposals (1), (3) (if proposal (2) is adopted) and (4) and (ii) “FOR” proposlas (2) and (3) (if proposal (2) is not adopted) if a “personal interest” or controlling shareholder” status is indicated in such proxies. Should any other matter requiring a vote of shareholders arise, the proxies named above are authorized to vote in accordance with their best judgment in the interests of the Company. Any and all proxies given by the undersigned prior to this Proxy are hereby revoked

(Continued and to be signed on the reverse side)

SPECIAL GENERAL MEETING OF SHAREHOLDERS OF

CAESARSTONE SDOT-YAM LTD.

February 13, 2014, 5:00 p.m. (Israel time)

Please sign, date and mail
your proxy card in the
envelope provided as soon
as possible.

↓Please detach along perforated line and mail in envelope.↓

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THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” EACH OF THE PROPOSALS FOR THE MEETING

PLEASE BE CERTAIN TO COMPLETE ITEM 2.A and 3.A BELOW AS WELL.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.
PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

		FOR	AGAINST	ABSTAIN
	1. To approve the election of Mr. Avner Naveh, to serve a director of the Company until the next annual general meeting of shareholders of the Company.	□	□	□
		FOR	AGAINST	ABSTAIN

2. To approve, in compliance with the requirements of the Companies Law, the Compensation Policy for the Company’s Office Holders, in the form attached as Annex A to the Proxy Statement, and as previously approved by the Board and the Compensation Committee.
		□	□	□

	2.A. Are you a controlling shareholder of the Company or do you have a personal interest in the approval of the proposal (as such terms are defined in the Companies Law)?	YES □	NO □

		FOR	AGAINST	ABSTAIN
	3. To approve the compensation terms of Mr. Avner Naveh as described in the Proxy Statement.	□	□	□

	3.A. Are you a controlling shareholder of the Company or do you have a personal interest in the approval of the proposal (as such terms are defined in the Companies Law)?	YES □	NO □

		FOR	AGAINST	ABSTAIN
	4. To approve, pursuant to the Companies Law and the Company’s Articles of Association, the amendment to the Company’s Articles of Association as shown in the Proxy Statement.	□	□	□
To change the address on your account, please check the box on the right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.
□

Signature of Shareholder:	Date:	Signature of Shareholder:	Date:

Note:
Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by a duly authorized officer, giving full title as such. If the signer is a partnership, please sign in partnership name by authorized person.